06005433

NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42095

FEB 2[illegible] 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penson Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue, Suite 1400
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Yancey 214-765-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles W. Yancey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penson Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles W Yancey
Signature

President
Title

Vicki Myers
Notary Public

VICKI MYERS
Notary Public, State of Texas
My Commission Expires 09-18-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Penson Financial Services, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants
700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Certified Public Accountants

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Penson Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc. as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penson Financial Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 24, 2006

Penson Financial Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets:	
Cash and cash equivalents	$ 77,031,218
Cash and securities segregated under federal and other regulations	247,911,400
Receivable from customers and non-customers, net of allowance of $5,701,271	812,428,623
Receivable from correspondents	32,057,729
Receivable from broker-dealers and clearing organizations	141,921,538
Receivable from parent	13,317,292
Securities borrowed	1,212,321,919
Securities owned, at market value	60,486,880
Deposits with clearing organizations	132,210,153
Property and equipment, less accumulated depreciation of $17,795,049	6,469,858
Other assets	10,829,885
Total assets	$ 2,746,986,495
Liabilities:	
Payable to customers and non-customers	$ 870,231,948
Payable to correspondents	55,528,192
Payable to broker-dealers and clearing organizations	79,666,357
Securities loaned	1,493,470,749
Firm loans payable to banks	51,174,108
Customer loans payable to banks	63,000,000
Accounts payable, accrued expenses and other liabilities	27,597,221
Total liabilities	2,640,668,575
Commitments and Contingencies	
Stockholder's Equity:	
Preferred stock	1,000
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	76,559,065
Retained earnings	29,657,855
Total stockholder's equity	106,317,920
Total liabilities and stockholder's equity	$ 2,746,986,495

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Income
Year Ended December 31, 2005

Revenues:	
Net revenues from clearing operations	$34,520,475
Interest	73,199,052
Commissions	9,879,733
Other revenue	16,697,935
	134,297,195
Expenses:	
Employee compensation and benefits	40,959,916
Floor brokerage, exchange, and clearance fees	11,473,701
Interest	34,585,545
Communications and data processing	9,840,381
Equipment and occupancy	7,582,689
Other expenses	6,735,620
	111,177,852
Income before taxes	23,119,343
Income taxes	9,062,783
Net income	$14,056,560

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2005

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2005	$ 100,000	$ 1,000	$56,559,065	$ 18,601,295	$ 75,261,360
Contributions from parent	-	-	20,000,000	-	20,000,000
Dividends paid	-	-	-	(3,000,000)	(3,000,000)
Net income	-	-	-	14,056,560	14,056,560
Balance at December 31, 2005	$ 100,000	$ 1,000	$76,559,065	$ 29,657,855	$ 106,317,920

See accompanying notes to financial statements.

Penson Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net income	$14,056,560
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,190,855
Changes in operating assets and liabilities:	
Cash and securities segregated under federal and other regulations	303,634,630
Net payable to customers	(164,096,980)
Deposits with clearing organizations	(32,153,799)
Net payable to correspondents	(32,653,202)
Securities borrowed	(937,233,499)
Securities purchased	(4,034,209)
Securities sold, not yet purchased	(4,009,951)
Other assets	(6,225,718)
Net payable to broker dealers and clearing organizations	(24,992,178)
Securities loaned	985,624,446
Accounts payable, accrued expenses, and other liabilities	11,956,644
Net cash provided by operating activities	112,063,599
Net cash used in investing activities:	
Purchase of property and equipment	(5,105,594)
Cash flows from financing activities:	
Advances from affiliate	13,799,945
Payment to affiliate	(17,848,180)
Capital contribution from parent	20,000,000
Net borrowing under firm bank loans	9,161,144
Net borrowing under customer bank loans	(74,621,000)
Dividends paid	(3,000,000)
Net cash used in investing activities	(52,508,091)
Increase in cash and cash equivalents	54,449,914
Cash and cash equivalents at beginning of year	22,581,304
Cash and cash equivalents at end of year	$77,031,218
Supplemental cash flow disclosures:	
Interest paid during the year	$ 8,146,099

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Penson Financial Services, Inc. (the Company), a North Carolina corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of SAI Holdings, Inc. (Parent) which in turn is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI). The Company's operations include SAMCO Capital Markets (SAMCO), which operates as a division of the Company. All material intercompany balances and transactions are eliminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary securities transactions are recorded on a trade-date basis as if they had settled. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are included in other revenue in the statement of operations. Customer securities transactions are reported on a settlement-date basis with related commission income and expenses recorded on a trade-date basis and included in net revenues from clearing operations in the statement of operations.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. All such pending transactions settled after December 31, 2005 without material adverse effect on the Company's results of operations and financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Lending Activities - Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral - The Company reports assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

Translation of Foreign Currencies – Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Tax - The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from PWI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Property and Equipment - Property and equipment are stated at cost and consist primarily of purchased software of $13,110,750 and furniture and equipment of $11,154,157. Depreciation and amortization is generally provided on a straight-line basis using estimated useful lives of three to five years. Depreciation expense for 2005 totaled $1,629,000.

Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments - The financial instruments of the Company are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from and inherent risks in outstanding receivables from customers and correspondents. Provisions made to this allowance are charged to operations based on anticipated recoverability. The allowance at December 31, 2005 was $5,701,271 for receivables from customers and $1,345,000 for receivable for correspondents, which is included in other assets in the statement of financial condition.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3- SEGREGATED ASSETS

At December 31, 2005, cash and securities segregated under federal and other regulations totaled $247,911,400. Of this amount, $240,037,214 was segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission, against a requirement as of January 3, 2006 of $309,534,706. An additional deposit of approximately $100,000,000 was made on January 4, 2006. The remaining balance of $7,874,186 at year-end relates to the Company's election to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB) calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 3, 2006, the Company had a PAIB reserve requirement of approximately $6,706,270.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 111,695,504	$ 66,964,197
Receivable from/payable to clearing organizations	30,226,034	12,702,160
Total	$ 141,921,538	$ 79,666,357

Private equity securities are those securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to securities or to the Company. At December 31, 2004, the Company had $215,849 of private equity securities valued at estimated fair market values which are included in other assets in the statement of financial condition.

NOTE 5 - RECEIVABLE FROM CUSTOMERS AND NON-CUSTOMERS

Accounts receivable from and accounts payable to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin loans made to customers. Such collateral is not reflected on the statement of financial condition.

NOTE 6 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of equity investments made in publicly traded equities, government securities as well as investments in certificates of deposit, each with an original maturity of greater than 90 days at market value, as follows:

	Owned	Sold, Not Yet Purchased
Federal, state and municipal	$ 45,601,617	$ 371,800
Corporate	12,462,267	5,600,251
Certificates of deposit	2,422,996	-
Total	$ 60,486,880	$ 5,972,051

Marketable securities sold, not yet purchased is included in other liabilities on the statement of financial condition.

NOTE 7 - PAYABLE TO BANKS

As of December 31, 2005, the Company's short-term bank loans consist of four lines of credit. Two of the lines of credit permit the Company to borrow in aggregate up to $400,000,000. The third and fourth lines of credit have no stated borrowing capacity. These lines of credit have no stated expiration dates.

The Company had a total of $114,174,108 outstanding at December 31, 2005, under its four existing lines of credit recorded in firm loans payable to banks and customer loans payable to banks in the statement of financial condition. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which approximated 4.5% at December 31, 2005. They are generally secured by customers' securities on margin and non-customer securities, and are repayable on demand. The notes were fully collateralized at December 31, 2005.

NOTE 8 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

Current tax expense:		
Federal	$	7,612,782
State		1,493,865
Total current expense		9,106,647
Deferred benefit:		
Federal		(43,864)
State		-
Total deferred benefit		(43,864)
Total tax expense	$	9,062,783

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred income taxes consisted of the following:

Deferred tax liability:		
Property and equipment	$	171,898
Deferred tax asset:		
Bad debt reserve		2,342,417
Prepaid assets		45,231
Total deferred tax assets		2,387,648
Total deferred tax asset, net	$	2,215,750

The Company is included in the consolidated federal and state tax returns filed by PWI. Therefore, the deferred tax asset is included in due from affiliate as of December 31, 2005. No valuation allowance at December 31, 2005 is necessary to reduce the deferred tax asset as it will more likely than not be realized by PWI.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties, including customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. In the event the customer or introducing broker does not perform, the Company is at risk of loss.

The Company is a market maker for certain public corporations, primarily regional banks. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES

At December 31, 2005, the Company had a receivable of $13,317,292 from SAI for payments made by the Company on behalf of SAI to support the operations of SAI and its affiliated companies. The balance is non-interest bearing and has no fixed terms of repayment. The Company paid $568,560 to SAI for leased equipment during the year.

The Company collects fees from certain of its correspondents relating to their use of software products sold by technology companies owned by SAI. These fees are credited to SAI. The Company is the clearing broker for a broker dealer owned by SAI.

NOTE 11 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2005, the Company contributed $650,079 to the Plan.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company leases furniture and equipment, office space and certain other furniture and equipment under operating leases. For the year ended December 31, 2005, total rent expense was $4,971,711. Minimum non-cancelable lease payments required under operating leases for the years subsequent to December 31, 2005, are as follows:

		Amount
2006	$	2,325,397
2007		2,205,075
2008		2,190,011
2009		726,526
2010		740,298
Thereafter		1,019,160
Total	$	9,206,467

The Company is named in various legal matters arising in the ordinary course of business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

NOTE 13 – GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be

estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 14 - TRANSACTIONS WITH MAJOR CUSTOMERS

For the year ended December 31, 2005, one correspondent accounted for approximately 10.1% of the Company's total revenues.

NOTE 15 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule l5c3-3). At December 31, 2005, the Company had net capital of $66,026,496 and was $47,813,912 in excess of its required net capital of $18,212,584.

SUPPLEMENTAL INFORMATION

Penson Financial Services, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net Capital:	
Total stockholder's equity	$ 106,317,920
Deductions and/or charges:	
Non-allowable assets:	
Receivable from parent	13,317,292
Partly secured and unsecured customer accounts	3,480,058
Furniture and equipment, net	6,469,858
Other assets	3,161,725
Other deductions and/or charges	10,282,542
Net capital before haircuts on securities positions (tentative net capital)	69,606,445
Haircuts on securities:	
U.S. Government obligations	1,156,006
Municipals	1,094,513
Corporate Obligations	543,617
Stocks and warrants	757,402
Certificates of deposit	28,411
Total haircuts on securities	3,579,949
Net capital	$66,026,496
Computation of Alternative Net Capital Requirement:	
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$18,212,584
Net capital requirement (greater of above two minimum requirement amounts)	$18,212,584
Excess net capital	$47,813,912
Net capital in excess of 5% of combined aggregate debit items	$20,495,035

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2005

Credit Balances:	
Free credit balances and other credit balances in customers' security accounts	$ 695,958,336
Monies borrowed collateralized by securities carried for the accounts of customers	63,000,000
Monies payable against customers' securities loaned	411,554,835
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	18,992,721
Credit balances in firm accounts that are attributable to principal sales to customers	2,379,800
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	715,087
Total credit items	$ 1,192,600,779

Penson Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2005

Debit Balances:	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	$652,345,151
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	90,641,431
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	39,712,143
Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts	127,930,483
Gross debits	910,629,208
Less 3 percent charge	(27,318,876)
Total debit items	$883,310,332
Reserve computation in excess of total credits over total debit items	$309,290,447
Reserve Requirement:	
Amount held in special reserve account at December 31, 2005	$240,037,214
Required deposit	$ 69,253,233
Additional amount deposited in special reserve account at January 4, 2006	$100,000,000

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation for determination of reserve requirement as reported was not prepared as there are no material differences between the Company's computation for determination of reserve requirement included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Penson Financial Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2005

1)	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3):	$ -0-
	A) Number of items	None
2)	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3):	$ -0-
	B) Number of items	None

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Stockholder and Board of Directors
Penson Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Penson Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 24, 2006